CBA Money Fund
File Number: 811-3703
CIK Number: 717288
For the Period Ending: 02/29/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the year ended February 29, 2004.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

03/11/2003	$1,200	U.S. Treasury Note	1.50%	02/28/2005
08/05/2003	1,200	U.S. Treasury Note	1.50	07/31/2005
08/15/2003	1,200	U.S. Treasury Note	1.50	07/31/2005
08/20/2003	1,200	U.S. Treasury Note	1.50	07/31/2005
08/29/2003	1,200	U.S. Treasury Note	2.00	08/31/2005
10/15/2003	1,000	Federal Home Loan Mtg.	2.29	10/28/2005
10/20/2003	500	Federal Home Loan Mtg.	2.41	11/04/2005
11/26/2003	2,000	Federal Home Loan Mtg.	2.35	12/09/2005
02/24/2004	9,000	Federal National Mtg Assoc.	5.00	08/29/2005
02/24/2004	4,500	Federal National Mtg Assoc.	5.00	09/06/2005